UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3) *

Air Media Group Inc.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title and Class of Securities)

G0135J109
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G0135J109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
Herman Man Guo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
32,396,980 Ordinary Shares[1]. Wealthy Environment Limited may also be deemed to have sole voting power with respect to 30,396,980 Ordinary Shares. (See Item 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
32,396,980 Ordinary Shares[1]. Wealthy Environment Limited may also be deemed to have sole voting power with respect to 30,396,980 Ordinary Shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,396,980 Ordinary Shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.56% (See Item 4)

12	TYPE OF REPORTING PERSON
IN

_________________________

[1]

Includes (i) 29,156,980 Ordinary Shares of the issuer held by Wealthy Environment Limited; (ii) 1,240,000 Ordinary Shares of the issuer owned by Wealthy Environment Limited in the form of American Depositary Shares; and (iii) an option to acquire 2,000,000 Ordinary Shares that was granted to Mr. Guo under the 2007 Share Incentive Plan of the issuer on July 2, 2007, such option will expire on July 2, 2017.

SCHEDULE 13G

CUSIP No. G0135J109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
Wealthy Environment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,396,980 Ordinary Shares[2]. Herman Man Guo may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
30,396,980 Ordinary Shares[2]. Herman Man Guo may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,396,980 Ordinary Shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.04% (See Item 4)

12	TYPE OF REPORTING PERSON
CO

_________________________

[2]

Includes (i) 29,156,980 Ordinary Shares of the issuer held by Wealthy Environment Limited; and (ii) 1,240,000 Ordinary Shares of the issuer owned by Wealthy Environment Limited in the form of American Depositary Shares.

SCHEDULE 13G

CUSIP No. G0135J109

Item 1(a).	Name of Issuer:

Air Media Group Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

17/F, Sky Plaza
Mo. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
People's Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of Herman Man Guo and Wealthy Environment Limited (the "Reporting Persons").

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is 17/F. Sky Plaza. No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People's Republic of China.

Item 2(c).	Citizenship:

Herman Man Guo - Poeple's Republic of China
Wealthy Environment Limited - British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $ 0.001 per share (the "Ordinary Share")

Item 2(e).	CUSIP Number:

G0135J109

Item 3.	Not applicable

SCHEDULE 13G

CUSIP No. G0135J109

Item 4.	Ownership.

The following information  with respect to the ownership of the Ordinary Shares of the Issuer by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shares power to dispose or to direct the disposition of
Herman Man Guo	32,396,980	24.56%	32,396,980	0	32,396,980	0
Wealthy Environment Limited	30,396,980	23.04%	30,396,980	0	30,396,980	0

Wealthy Environment Limited is the record owner of 30,396,980 Ordinary Shares of the Issuer. Wealthy Environment Limited is wholly owned by Mr. Herman Man Guo. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Herman Man Guo may be deemed to beneficially own all of the shares held by Wealthy Environment Limited. In addition, Mr. Guo has the right to acquire 2,000,000 Ordinary Shares upon exercise of options granted under the 2007 Share Incentive Plan of the issuer, and such options will expire in 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

Not applicable

SCHEDULE 13G

CUSIP No. G0135J109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	HERMAN MAN GUO

/s/ Herman Man Guo

WEALTHY ENVIRONMENT LIMITED

By: /s/ Herman Man Guo

Herman Man Guo
Director

SCHEDULE 13G

CUSIP No. G0135J109

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SCHEDULE 13G

CUSIP NO. G0135J 109

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of AirMedia Group Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2011.

Date: February 14, 2011	HERMAN MAN GUO

/s/ Herman Man Guo

WEALTHY ENVIRONMENT LIMITED

By: /s/ Herman Man Guo

Herman Man Guo
Director